UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month ended July 31, 2019
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 24, 2019, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press releases announcing results for the second quarter 2019 and updated guidance for full-year 2019 due to decision to restructure China NGS partnership. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 24, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 24, 2019

Exhibit 99.1

QIAGEN reports results for second quarter of 2019; updates full-year 2019 outlook due to decision to restructure China NGS partnership

Venlo, the Netherlands, July 24, 2019 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced results of operations for the second quarter of 2019, achieving the outlook set for net sales growth and adjusted earnings per share at constant exchange rates (CER).

QIAGEN also announced that it intends to restructure the current format of its next-generation sequencing (NGS) partnership in China due to the slower-than-expected uptake of in-vitro diagnostic clinical sequencing in this country. Sales from this partnership were planned to be approximately $30 million CER for full-year 2019, and weighted primarily to the second half of this year.

As a result, QIAGEN now expects full-year 2019 net sales growth of approximately 5-6% CER (previously about 7-8% CER) and adjusted diluted EPS of approximately $1.42-1.44 CER per share (previously about $1.45-1.47 CER). For the third quarter of 2019, QIAGEN expects net sales to grow approximately 4-5% CER. Adjusted diluted EPS is expected to be about $0.35-0.36 CER per share.

As previously announced, QIAGEN intends to release its full results for the second quarter and first half of 2019 on Tuesday, July 30, at approximately 22:05 Central European Time (CET) / 21:05 GMT / 16:05, and to hold an investor call as planned on Wednesday, July 31, at (EDT) at 15:00 Central European Time (CET) / 14:00 GMT / 9:00 Eastern Daylight Time (EDT). A live webcast will be made available at this website, and a replay will also be made available after the event.
Second quarter 2019 results in line with outlook
Total net sales rose 1% to $381.6 million in the second quarter of 2019 from $377.2 million in the second quarter of 2018, and grew 5% CER, in line with the outlook for 5% CER growth. The adverse currency movements against the U.S. dollar were in line with QIAGEN’s publicly announced expectations.
Instruments (+9% CER / 12% of sales) led the performance ahead of consumables and related revenues (+4% CER / 88% of sales). Instrument sales rose 15% CER excluding third-party instrument service contracts, led by contributions from the QIAstat-Dx multiplex system launched in 2018 as well as the new QIAcube Connect sample processing instrument launched in early 2019. Molecular Diagnostics (+5% CER / 49% of sales) had double-digit CER growth in instrument sales, while consumables and related revenues rose at a mid-single-digit CER pace. As expected, sales of the QuantiFERON-TB test rose 6% CER in the second quarter of 2019, which was below the annual target of at least 15% CER growth due to the very strong year-ago growth amid the transition to the fourth-generation test version. Also weighing on growth was a decline of 21% CER in revenues from companion diagnostic co-development projects, to $11 million in the quarter. Life Sciences (+5% CER / 51% of sales) benefitted from Pharma (+4% CER / 20% of sales) growth on mid-single-digit CER gains in consumables and related revenues and low-single-digit CER growth in instruments, while Academia / Applied Testing (+5% CER / 31% of sales) had double-digit CER growth in instruments and mid-single-digit growth in consumables.
Operating income was $60.2 million compared to $53.3 million in the same quarter of 2018. Adjusted operating income - which excludes amortization of intangible assets acquired in business combinations and other items such as business integration, acquisition-related costs, litigation costs and restructuring - fell 2% to $99.1 million in the second quarter of 2019, absorbing significant investments for the QIAstat-Dx multiplex system and development of the new digital PCR system planned for launch in 2020. The adjusted operating income margin was 26.0% of sales compared to 26.8% in the same quarter of 2018.
Net income was $44.7 million in the second quarter of 2019, or $0.19 per diluted share (based on 232.7 million diluted shares), compared to $36.8 million, or $0.16 per share (based on 233.8 million diluted shares) in the second quarter of 2018. Adjusted net income was $77.4 million, or $0.33 per diluted share ($0.34 CER, and in line with the outlook for approximately $0.33-0.34 CER), compared to $77.2 million, or $0.33 per diluted share, in the prior-year quarter, with an adjusted tax rate of 20% in both periods.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of June 30, 2019, QIAGEN employed approximately 5,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QuantiFERON latent TB Test, its portfolio of next generation sequencing solutions and QIAstat-Dx), adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of digital PCR products, a new version of its QuantiFERON-TB test, QuantiFERON-TB Access, the QIAstat-Dx panel for respiratory conditions and a CE-IVD marked panel for meningitis), placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, and plans for investment in its portfolio and share repurchase commitments, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
john.gilardi@qiagen.com

Phoebe Loh
Associate Director Investor Relations
+49 2103 29 11457
phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676
robert.reitze@qiagen.com

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